Exhibit 4.5

CHINACACHE INTERNATIONAL HOLDINGS LTD.

THIRD AMENDED AND RESTATED BUY-OUT AGREEMENT

This Third Amended and Restated Buy-Out Agreement is made as of May 14, 2010 (this “Agreement”) between Chinacache International Holdings Ltd., a Cayman Islands exempted company (the “Company”) and Intel Capital (Cayman) Corporation (formerly known as Intel Capital Corporation), a Cayman Islands company (“Intel (Cayman)”) and Intel Capital Corporation, a Delaware corporation (“Intel (Delaware)” and together with Intel Cayman, “Intel”).

R E C I T A L S

A.            Pursuant to the Series A Preferred Shares Purchase Agreement dated as of September 16, 2005 (the “Series A Purchase Agreement”), Intel (Cayman) purchased 23,076,923 Series A Preferred Shares of the Company.

B.            Pursuant to the Series B Preferred Shares Purchase Agreement dated April 11, 2007 (the “Series B Purchase Agreement”), Intel (Delaware) purchased 5,123,213 Series B Preferred Shares of the Company.

C.            Intel (Delaware) and Qiming Venture Partners, L.P., Qiming Managing Directors Fund, Ignition Venture Partners III, L.P. and Ignition Managing Directors Fund III, LLC entered into a Sale and Purchase Agreement dated May 21, 2008, pursuant to which Intel (Delaware) sold 5,123,213 Series B Preferred Shares of the Company to Qiming Venture Partners, L.P., Qiming Managing Directors Fund, Ignition Venture Partners III, L.P. and Ignition Managing Directors Fund III, LLC.

D.            Pursuant to the Series C Preferred Shares Purchase Agreement dated December 11, 2009 (the “Series C Purchase Agreement”), the Company issued to Intel (Delaware) 932,821 Series C-1 Preferred Shares, 1,302,920 Series C-2 Preferred Shares and 564,626 Series C-3 Preferred Shares.

E.             On April 30, 2010, a Sale and Purchase Agreement (the “Sale and Purchase Agreement”) was entered into, pursuant to which Starr International Cayman, Inc. sold 25,298,900 Series B Preferred Shares and 2,372,825 Series C-2 Preferred Shares of the Company to Qiming Venture Partners, L.P., Qiming Managing Directors Fund, Ignition Venture Partners III, L.P. and Ignition Managing Directors Fund III, LLC, Investor Investments Asia Limited and Investor Group Asia LP, SIG China Investments One, Ltd., and Tiger Partners, L.P.

F.             Pursuant to the transactions contemplated by the Sale and Purchase Agreement, the Company, Intel and the other persons named therein have, on May 14, 2010, entered into the Third Amended and Restated Investors’ Rights Agreement (the “IRA”).

G.            The Company and Intel entered into the Second Amended and Restated Buy-Out Agreement dated as of December       , 2009 (the “Prior Agreement”), which agreement may be amended with the written consent of Intel and the Company, and the parties now desire to amend and restate such agreement by entering into this Agreement.

NOW THEREFORE, in consideration of the mutual promises herein contained, and other consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereby agree that the Prior Agreement shall be amended and restated in its entirety by this Agreement, and the parties hereto agree as follows:

1.                                       Definitions.

Reference is hereby made to Section 9.2 of the IRA and Article 10B of the Company’s Fourth Amended and Restated Articles of Association (the “Articles”). Capitalized terms used and not otherwise defined herein shall have the meanings set forth in the IRA and the Articles. If and to the extent that the Articles conflict with the provisions of the IRA, the IRA shall prevail.

2.                                       Buy-Out Right.

2.1           Drag-Along Notice. Subject to the occurrence of a Drag-Along Sale, and upon written notice by or on behalf of the Company, accompanied by substantially final written agreements(s) relating to the Drag-Along Sale (“Drag Agreements”), setting forth the material terms of a proposed Drag-Along Sale (the “Drag-Along Notice”), Intel may at its sole discretion either (i) accept the terms as contained in the Drag-Along Notice by signing a counterpart of the Drag Agreements within 10 Business Days after the date of the Drag-Along Notice; or (ii) decline the terms of the Drag-Along Sale, as contained in the Drag-Along Notice, by notifying the Company within ten (10) Business Days of the date thereof, in which case Intel shall not be bound to participate in the Drag-Along Sale and the Company shall have the obligations (the “Buy-Out Option”) to purchase from Intel, or to designate an Affiliate or Shareholder to purchase from Intel, all, but not less than all, of the Preferred Shares held by Intel, or Ordinary Shares resulting from the conversion of such Preferred Shares and dividends or other distributions declared and paid on any Shares held by Intel in the form of Shares (the “Intel Shares”). For the purposes hereof, if Intel does not respond in writing to a Drag-Along Notice within ten (10) Business Days, Intel shall be deemed to have declined the terms of the Drag-Along Sale.

2.2                                 Terms of the Buy-Out Option

(a)           Exercise period & expiry. The Buy-Out Option shall be exercised by the delivery of a written notice to Intel at any time before the earlier of (i) sixty (60) days after the date of the Drag-Along Notice, or (ii) ten (10) days prior to consummation of the proposed Drag-Along Sale. If the proposed Drag-Along Sale is not consummated by the sixtieth (60th) day after the date of the Drag-Along Notice, the Buy-Out Option shall expire, and each party hereto shall be discharged of its obligations thereunder without any further liability.

(b)           Price. The price payable for each Intel Share purchased upon the exercise of the Buy-Out Option (the “Strike Price”) shall be the price per share payable to the other Shareholders for shares of the same class and series of the Company in the Drag-Along Sale, net of applicable taxes and other fees, commissions and expenses in connection with such sale, and subject to hold-backs, or claw-backs for any escrow or similar obligations, and any earn-out, contingent payment or similar arrangements applicable to the same class and series of share as such Intel Share. For the avoidance of doubt, the consideration Intel receives for the sale of each Intel Share pursuant to the Buy-Out Option is the same in economic terms as the consideration actually received by other Shareholders pursuant to the Drag-Along Sale such that Intel would receive the same economic result as if Intel were a Shareholder who sold Shares of the same class and series of the Company in the Drag-Along Sale. The Buy-Out Option shall be governed exclusively by the terms set forth in this Agreement.

(c)           Settlement. The consummation of a sale of the Intel Shares pursuant to an exercise of the Buy-Out Option shall be simultaneous with the consummation of the Drag-Along Sale (and if the Drag-Along Sale is consummated in several closings, the sale of the Intel Shares pursuant to the Buy-Out Option shall be similarly consummated) and shall be effected by delivery of share certificate(s) representing the Intel Shares, free of all encumbrances, to the Company or such Person or Persons as the Company may designate, against payment of the Strike Price to Intel.

(d)           Compliance with laws. If Intel in its reasonable judgment believes in good faith that delivery of the Intel Shares pursuant to the exercise of the Buy-Out Option would subject Intel to a material risk of liability under applicable securities laws, Intel may without liability (i) require appropriate assurances as a condition to delivery of the Intel Shares, and (ii) may suspend delivery of the Intel Shares until such assurance is provided.

(e)           Assignment. Subject to the foregoing provisions, the Company may assign the Buy-Out Option to its Affiliates or Shareholders or the purchaser or transferee in the Drag-Along Sale, but not to any other third party without Intel’s express written consent. Intel may assign the Buy-Out Option to any of its Affiliates or to a third party in connection with a transfer of its Shares.

(f)            Title and Encumbrances. The only representation, warranty or covenant that Intel may be requested to make or give is that Intel has good and marketable title to all Intel Shares delivered pursuant to an exercise of the Buy-Out Option, free of any encumbrances whatsoever.

3.             Amendment. This Agreement may not be amended or modified without the express written consent of each party.

4.             Out of Pocket Expenses. Intel shall not be obligated to pay any out-of-pocket expenses pursuant to a Drag-Along Sale until the consummation thereof (except reasonable expenses for postage, copies, etc.) and shall not be obligated to pay any expenses incurred in connection with a consummated Drag-Along Sale, except indirectly to the extent such costs are incurred for the benefit of all of the Shareholders and are paid by the Company, any Affiliate or designee of the Company facilitating the Drag-Along Sale pursuant to this Agreement, or the acquiring party in the Drag-Along Sale. Costs including tax incurred by or on behalf of Intel for its sole benefit shall not be considered costs of the transactions contemplated hereunder.

5.             Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the Hong Kong Special Administrative Region. Any disputes in relation to the terms hereof shall be settled as provided in Section 13.12 of the IRA.

6.             Counterparts and Facsimile Execution. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Any counterpart or other signature delivered by facsimile by any party shall be deemed for all purposes as being a good and valid execution and deliver of this Agreement by that party.

7.             Headings. The headings of the Sections of this Agreement are for convenience and shall not by themselves determine the interpretation of this Agreement.

8.             Severability. In case any provision of this Agreement shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

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IN WITNESS WHEREOF, the parties have executed this Third Amended and Restated Buy-Out Agreement as of the date first written above.

CHINACACHE INTERNATIONAL HOLDINGS LTD.

By:	/s/ Kou Xiaohong
Name:	Kou Xiaohong
Title:	Director

INTEL CAPITAL (CAYMAN) CORPORATION

By:	/s/ Michael J Scown
Michael J Scown
Print Name:	Authorised Signatory

Title:	Authorized Signatory

INTEL CAPITAL CORPORATION

By:	/s/ Michael J Scown
Michael J Scown
Print Name:	Authorised Signatory

Title:	Authorized Signatory

[Signature to Third Amended and Restated Buy Out Agreement]